UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

18/F, East Tower, Building B, Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Execution of a Material Definitive Agreement

On September 14, 2022, E-Home Household Service Holding Limited (“E-Home” or the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with White Lion Capital LLC, a Nevada limited liability company (the “Investor”), pursuant to which the Investor is committed to purchase ordinary shares, $0.0001 par value per share of the Company (“Ordinary Shares”), with an aggregate offering amount of up to $12,300,000 (“Commitment Amount”) from time to time during the commitment period, which commences on the execution date of the Purchase Agreement, and shall end on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, or (ii) October 31, 2022.

Under the Purchase Agreement, on any trading day selected by the Company, the Company has the right, but not the obligation, to present the Investor with a purchase notice, to request the Investor to purchase up to certain number of the Ordinary Shares (“Purchase Notice”). Among other things, the maximum number of Ordinary Shares to be sold under each Purchase Notice should not result in the Investor owning more than 4.9% of the total number of Ordinary Shares of the Company issued and outstanding immediately prior to the issuance and delivery of the relative Purchase Notice (“Beneficial Ownership Limitation”). However, the Investor may opt to increase the beneficial ownership limitation to up to 9.9% in its sole discretion.

The purchase price per share to be paid by the Investor will be 88% of the lowest daily volume-weighted average price as defined in the Purchase Agreement. A Purchase Notice Date is the date on which such Purchase Notice is deemed delivered to the Investor.

The Company has also agreed to issue to the Investor an aggregate of 1,329,729 Ordinary Shares (“Commitment Shares”) along with the delivery of the first Purchase Notice. If, by October 1, 2022, the Company has not issued any Purchase Notice to the Investor, then the Company undertakes to issue to the Investor the number of Commitment Shares equal to 2.0% of the Commitment Amount divided by the closing price of the Ordinary Shares on the last business day prior to September 30, 2022.

The foregoing summary description of the Purchase Agreement does not purport to be completed and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, which are filed as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Ordinary Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 19, 2022

E-Home Household Service Holdings Limited.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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